# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438603
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001193125-24-030515
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 54,148,590; sole dispositive power 0; shared dispositive power 54,148,590; aggregate amount beneficially owned 54,148,590 (9.99% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (ii) 4,331,850,242 Ordinary Shares represented by 7,219,750 American Depositary Shares ("ADSs") issuable upon conversion of the Convertible Note (as defined in Item 4 of the Schedule 13D) held by Credit Fund III; (iii) 300,000,000 Ordinary Shares represented by 500,000 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (iv) 431,850,242 Ordinary Shares represented by 719,750 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflects a conversion price equal to the Floor Price (as defined in Item 6) of $10.00. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Advisors LLC (CIK 0001877081): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 54,148,590; sole dispositive power 0; shared dispositive power 54,148,590; aggregate amount beneficially owned 54,148,590 (9.99% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (ii) 4,331,850,242 Ordinary Shares represented by 7,219,750 American Depositary Shares ("ADSs") issuable upon conversion of the Convertible Note (as defined in Item 4 of the Schedule 13D) held by Credit Fund III; (iii) 300,000,000 Ordinary Shares represented by 500,000 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (iv) 431,850,242 Ordinary Shares represented by 719,750 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflects a conversion price equal to the Floor Price (as defined in Item 6) of $10.00. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 54,148,590; sole dispositive power 0; shared dispositive power 54,148,590; aggregate amount beneficially owned 54,148,590 (9.99% of the class)
  Comment: The securities reported on this page consist of securities held directly by Perceptive Credit Holdings II, LP ("Credit Fund II") and Perceptive Credit Holdings III, LP ("Credit Fund III" and, together with Credit Fund II, the "Funds"). The number of Ordinary Shares reported herein consists of (i) 65,000,000 Ordinary Shares issuable upon the exercise of warrants held by the Funds; (ii) 4,331,850,242 Ordinary Shares represented by 7,219,750 American Depositary Shares ("ADSs") issuable upon conversion of the Convertible Note (as defined in Item 4 of the Schedule 13D) held by Credit Fund III; (iii) 300,000,000 Ordinary Shares represented by 500,000 ADSs issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II; and (iv) 431,850,242 Ordinary Shares represented by 719,750 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation reflects a conversion price equal to the Floor Price (as defined in Item 6) of $10.00. The terms of each of the warrants, the Convertible Note and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Convertible Note, Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note and the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation, conversion of the Contingent Payment Obligation and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 54,148,590; sole dispositive power 0; shared dispositive power 54,148,590; aggregate amount beneficially owned 54,148,590 (9.99% of the class)
  Comment: The number of Ordinary Shares reported herein consists of (i) 10,000,000 Ordinary Shares issuable upon the exercise of warrants held by Perceptive Credit Holdings II, LP ("Credit Fund II"), (ii) 300,000,000 Ordinary Shares represented by 500,000 American Depositary Shares ("ADSs") issuable upon conversion of the Milestone Payment Obligation (as defined in Item 4 of the Schedule 13D) granted by the Issuer to Credit Fund II and (iii) 431,850,242 Ordinary Shares represented by 719,750 ADSs issuable upon conversion of the Contingent Payment Obligation (as defined in Item 4) granted by the Issuer to Credit Fund II. The number of ADSs issuable upon conversion of each of the Milestone Payment Obligation and the Contingent Payment Obligation reflects a conversion price equal to the Floor Price (as defined in Item 6) of $10.00. The terms of each of the warrants and the Conversion Rights Agreement (as defined in Item 4) restrict the exercise of the warrants and the conversion of the Milestone Payment Obligation and Contingent Payment Obligation, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Conversion Rights Agreement) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants, conversion of the Milestone Payment Obligation and conversion of the Contingent Payment Obligation to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.
- Perceptive Credit Holdings III, L.P. (CIK 0001877078): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 54,148,590; sole dispositive power 0; shared dispositive power 54,148,590; aggregate amount beneficially owned 54,148,590 (9.99% of the class)
  Comment: The number of Ordinary Shares reported herein consists of (i) 55,000,000 Ordinary Shares issuable upon the exercise of warrants held by Perceptive Credit Holdings III, LP ("Credit Fund III") and (ii) 4,331,850,242 Ordinary Shares represented by 7,219,750 American Depositary Shares ("ADSs") issuable upon conversion of the Convertible Note (as defined in Item 4 of the Schedule 13D) held by Credit Fund III. The number of ADSs issuable upon conversion of the Convertible Note reflects a conversion price equal to the Floor Price (as defined in Item 6) of $10.00. The terms of each of the warrants and the Convertible Note restrict the exercise of the warrants and the conversion of the Convertible Note, as applicable, into ADSs to the extent that, upon such exercise or conversion, the number of Ordinary Shares, including the Ordinary Shares underlying ADSs, then beneficially owned by the holder and its Attribution Parties (as defined in the Convertible Note) would exceed the Beneficial Ownership Cap (as defined in Item 6). Accordingly, notwithstanding the number of Ordinary Shares reported, the Reporting Person disclaims beneficial ownership of any Ordinary Shares, including those underlying ADSs, issuable upon exercise of the warrants and conversion of the Convertible Note to the extent that upon such exercise or conversion the number of Ordinary Shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Beneficial Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Comment: This Amendment No. 9 (this "Amendment No. 9") to Schedule 13D amends the Schedule 13D filed by Perceptive Advisors LLC ("Perceptive Advisors" or "Perceptive"), Perceptive Credit Advisors LLC ("Perceptive Credit Advisors"), Joseph Edelman ("Mr. Edelman"), Perceptive Credit Holdings II, L.P. ("Credit Fund II") and Perceptive Credit Holdings III, L.P. ("Credit Fund III", and together with Perceptive Advisors, Perceptive Credit Advisors, Mr. Edelman and Credit Fund II, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto, with respect to the securities of Trinity Biotech plc (such Schedule 13D, as amended, the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On November 6, 2026, Credit Fund III, the Issuer and the other Issuer Credit Agreement Parties entered into that certain Limited Waiver and Fifth Amendment to the Sixth Amended and Restated Credit Agreement (the "Fifth Amendment"), which, among other things, provided for (i) a limited waiver of compliance with the minimum liquidity covenant for June through October 2026 and any resulting Default or Event of Default and (ii) an additional $4.0 million term loan borrowing. In connection with the Fifth Amendment, the Amended and Restated Note was further amended and restated (the "Second Amended and Restated Note") to reduce the Floor Price from $15.183 per ADS (as adjusted to reflect the change in the ratio of the Issuer's ADSs from one ADS representing twenty Ordinary Shares to one ADS representing six hundred Ordinary Shares, effective July 24, 2026) to $10.00 per ADS. The Conversion Cap remains US$72,500,000. Pursuant to the CRA Amendment, the reduced Floor Price also applies to the conversion of the Milestone Payment Obligation and the Contingent Payment Obligation.

On November 6, 2026, the Issuer and the Funds also entered into amendments to each of the warrants held by the Funds (the "Warrant Amendments"), pursuant to which the exercise price of each such warrant was amended to $5.90 per ADS.

The foregoing descriptions of the Fifth Amendment, the Second Amended and Restated Note and the Warrant Amendments are not complete and, in each case, are qualified in their entirety by reference to the full text thereof. Copies of the Fifth Amendment, the Second Amended and Restated Note and the Warrant Amendments are filed as Exhibits 14, 15 and 16 through 20 hereto, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in the cover pages to this Amendment No. 9 to the Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 487,879,340 Ordinary Shares outstanding as of August 13, 2026, as reported in the Issuer's Report on Form 6-K furnished to the Securities and Exchange Commission on August 14, 2026, and assume the exercise of all Warrants and the conversion of the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation to the extent permitted by the Beneficial Ownership Cap, which is 9.9% with respect to the Convertible Note, the Milestone Payment Obligation and the Contingent Payment Obligation and 9.99% with respect to the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4, which are incorporated herein by reference, no Reporting Person has effected any transaction in the Ordinary Shares or ADSs during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:
The information included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 14 Limited Waiver and Fifth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of November 6, 2026, by and among Trinity Biotech, Inc., Clark Laboratories, Inc. (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, MarDx Diagnostics, Inc., IMMCO Diagnostics, Inc. and TRIB Biosensors Inc., as borrowers, Trinity Biotech PLC and certain of its subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent.

Exhibit 15 Second Amended and Restated Senior Convertible Note, dated as of November 6, 2026, in favor of Perceptive Credit Holdings III, LP.

Exhibits 16-20 Fourth Amendment to Warrant Certificate No. 1, Second Amendment to Warrant Certificate No. 2, First Amendment to Warrant Certificate No. 3 and First Amendment to Warrant Certificate No. 4, each dated as of November 6, 2026, between Trinity Biotech PLC and Perceptive Credit Holdings III, LP, and First Amendment to Warrant Certificate No. 4, dated as of November 6, 2026, between Trinity Biotech PLC and Perceptive Credit Holdings II, LP.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/10/2026)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/10/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (11/10/2026)
- Perceptive Credit Holdings II, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/10/2026)
- Perceptive Credit Holdings III, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/10/2026)